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                                                                   July 25, 2005

VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:  John Reynolds
       Assistant Director

       Re:  HEALTHCARE ACQUISITION CORP.
            REGISTRATION STATEMENT ON FORM S-1 FILED MAY 6, 2005
            AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED JUNE 9, 2005
            AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1 FILED JULY 12, 2005
            AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1 FILED JULY 25, 2005
            FILE NO. 333-124712

Ladies and Gentlemen:

         On behalf of Healthcare Acquisition Corp. (the "Company"), we are electronically transmitting hereunder a conformed copy of Amendment No. 3 ("Amendment No. 3") to the Registration Statement on Form S-1 (the "Registration Statement"). Marked courtesy copies of this filing are being sent via overnight mail to John Reynolds, Maureen Bauer and John Zitko.

         This letter is being filed in response to the Staff's comments to Amendment No. 2 of the Registration Statement filed July 12, 2005. The Staff's comments are set forth in a letter from John Reynolds, Assistant Director, addressed to Matthew P. Kinley, President and Treasurer of the Company, dated July 25, 2005.

         In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company's response.

1. WE HAVE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT 7 REGARDING THE UNDERWRITER PURCHASE OPTION AND BELIEVE THAT NOTE 7 TO THE FINANCIAL STATEMENTS SHOULD BE EXPANDED TO DISCLOSE THE MAJOR ASSUMPTIONS USED BY MANAGEMENT IN DETERMINING FAIR VALUE. WE NOTE MANAGEMENT'S CONCLUSION, AS DISCLOSED ON PAGE F-8, THAT THE OPTION HAD NO VALUE AT APRIL 30, 2005. IN REGARDS TO THE ASSUMPTIONS, WE BELIEVE THAT A VOLATILITY ASSUMPTION SHOULD BE USED THAT IS IN ACCORDANCE WITH THE PRINCIPLE OUTLINED IN PARAGRAPH 23 OF FAS 123R, AND THAT THE USE OF A MINIMUM VALUE METHOD WOULD NOT BE APPROPRIATE. PLEASE CLARIFY IN THE NOTES TO THE FINANCIAL STATEMENTS THE EXPECTED TIMING FOR ISSUANCE OF THE PURCHASE OPTION IN RELATION TO EFFECTIVENESS OF THE REGISTRATION STATEMENT AND SALE OF THE STOCK AND WARRANTS. PLEASE INDICATE WHETHER THE PURCHASE OPTION WILL BE ISSUED IN THE EVENT THAT THE FORM S-1 IS NOT DECLARED EFFECTIVE. WE NOTE THAT THE PURCHASE OPTION IS EXPECTED TO BE EFFECTIVE FOR THE INTERVAL, FROM THE LATER OF THE CONSUMMATION OF A BUSINESS COMBINATION OR ONE YEAR FROM THE DATE OF THE PROSPECTUS, TO ITS EXPIRATION IN FIVE YEARS. AS APPLICABLE, PLEASE EXPAND MD&A TO DISCUSS THE TRANSACTION AND THE LIKELY FUTURE EFFECT ON YOUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


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         The Company expanded disclosure of the major assumptions used by management in determining the fair value of the underwriter's option. The Company estimated fair value using the principles outlined in paragraph 23 of FAS 123R. Terms of the option, including expected issuance of the option in relation to effectiveness of the registration statement and sale of stock and warrants were disclosed in notes to the financial statements, and also disclosed was that the option will not be issued if S-1 does not go effective.

         MD&A was expanded to discuss the transaction and the likely future effect on the Company's financial statements.

2. THE ACCOUNTANTS CONSENT SHOULD BE REVISED TO REFER TO THEIR DUAL DATED REPORT OF MAY 6 AND JULY 8, 2005.

         Revised as requested.

         If you have any questions, please contact the undersigned at 515-244-5746, or Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at 212-370-1300.

                                                Very truly yours,

                                                HEALTHCARE ACQUISITION CORP.



                                                By:   /s/ Matthew P. Kinley
                                                      -----------------------
                                                      Matthew P. Kinley
                                                      President and Treasurer


cc:  Maureen Bauer
     John Zitko
     John Pappajohn
     Derace L. Schaffer, M.D.
     Clifford A. Teller
     Andrew Scott
     Barry I. Grossman, Esq.
     Stuart Neuhauser, Esq.
     Paul Juffer
     Steven Skolnick, Esq.